Mail Stop 4561

January 8, 2008

Paul Marin
President and Principal Financial Officer
Immediatek, Inc.
320 South Walton
Dallas, Texas 75226

      Re: **Immediatek, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2006
               File No. 000-26073

Dear Mr. Marin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kathleen Collins
Accounting Branch Chief